UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of November 2024

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Amendment Regarding Decision to Guarantee the Payment Obligation of a Third Party

This Form 6-K/A is an amendment to the Form 6-K of Korea Electric Power Corporation (“KEPCO”), dated November 20, 2024 (“Original 6-K”). The information in the attachment to the Original 6-K relating to 4.d. Term of the Debt Guarantee and 7. Remark shall be amended and replaced as follows.

1. Debtor: Remal Energy Company

Naseem Energy Company

a.	Relationship to Korea Electric Power Company (“KEPCO”): Entity to be established

2. Creditor:

a.	Procurer: Saudi Power Procurement Company(“SPPC”)

b.	Lenders: See 7. b. below

3. Debt Amount: See 7. c. below

4. Details of the Debt Guarantee

a.	Amount of the Debt Guarantee: KRW 1,422,624,000,000

b.	Total Equity of KEPCO: KRW 37,264,750,172,548

c.	Debt Guarantee to Total Equity Ratio: 3.8%

d.	Term of the Debt Guarantee: November 28, 2024 to August 14, 2028

5. Total Balance of KEPCO’s Financial Guarantees: KRW 4,360,664,274,062

6. Resolution of Board of Directors

a.	Date: November 20, 2024

b.	Attendance of Outside Directors: 8 out of 8 outside directors

c.	Attendance of the Standing Member of the Audit Committee: Attended

7. Remarks

a.

The guarantee of the payment obligation will be by the parent company for the implementation of Saudi Rumah and Nairyah Gas Combined Cycle Power Plant Projects and for procuring borrowings and capital.

b.	The lenders in above 2. Creditor are not confirmed yet as it is prior to the execution of the financial contract and the guarantee agreement.

c.	The KRW amounts set forth above in 3. Debt Amount are effective as of November 20, 2024.

d.	The KRW amounts set forth above in 4. Details of the Debt Guarantee are the total of the debt guarantee amounts for the two project corporations (Remal Energy Company and Naseem Energy Company).

e.

The KRW amounts set forth above in 4. Details of the Debt Guarantee have been translated from USD 1,022,000,000 at the first basic exchange rate announced by Hana bank as of November 20, 2024 (1 USD to 1,392.00 KRW)

f.	The above 4. b. Total Equity of KEPCO is based on the consolidated financial statements as of December 31, 2023.

g.

The above 4. d. Term of the Debt Guarantee begins on the date of the power purchase agreement execution and ends upon the conclusion of the project companies’ power plant operation period. The terms of the debt guarantee vary depending on each guarantee and we will file the amended Form 6-K once the terms of the debt guarantee is confirmed as the debt guarantee agreement is concluded.

•

KEPCO has executed the debt guarantee agreements for a portion of the outstanding guarantee amount [KRW 1,422,624,000,000 (USD 1,022,000,000)] for each debtor (Remal Energy Company and Naseem Energy Company) as outlined below.

•	Debtor : Remal Energy Company

•	Amount of the Debt Guarantee : USD 16,000,000

•	Details of the Debt Guarantee : Payment guarantee for implementation of the power purchase agreement

•	Term of the Debt Guarantee : November 28, 2024 to August 14, 2028

•	Creditor : Procurer (SPPC)

•	Debtor : Naseem Energy Company

•	Amount of the Debt Guarantee : USD 16,000,000

•	Details of the Debt Guarantee : Payment guarantee for implementation of the power purchase agreement

•	Term of the Debt Guarantee : November 28, 2024 to August 14, 2028

•	Creditor : Procurer (SPPC)

h.

The KRW amounts set forth above in 5. Total Balance of KEPCO’s Financial Guarantees include 4. a. Amount of the Debt Guarantee and the amount for performance guarantees issued through the Letters of Credit (L/C).

Outstanding Balance of KEPCO’s Financial Guarantees by Debtors

Debtor	Balance of debt guarantee	Note
Remal Energy Company	KRW 711,312,000,000	USD 511,000,000 (1 USD to 1,392.00 KRW	)
Naseem Energy Company	KRW 711,312,000,000	USD 511,000,000 (1 USD to 1,392.00 KRW	)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Chang, Nam-yeon
Name: Chang, Nam-yeon
Title: Head of Finance & IR Team

Date: November 29, 2024